FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in the interests of the under-mentioned Director in the Ordinary Shares and American Depositary Shares of GlaxoSmithKline plc (the "Company"):

Dr Moncef Slaoui transferred 26,411 Ordinary Shares and 32,926 American Depositary Shares in the Company to his former wife for nil consideration on 27 June 2014 as agreed in their divorce settlement.

The Company and Dr Slaoui were advised of this transaction on 30 June 2014.

This notification relates to transactions notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary
30 June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 30, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc